Filed by: Fulton Financial Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Blue Foundry Bancorp

Commission File No.: 001-40619

This filing relates to the proposed transaction between Fulton Financial Corporation (“Fulton”) and Blue Foundry Bancorp (“Blue Foundry”) pursuant to the Agreement and Plan of Merger, dated as of November 24, 2025, by and between Fulton and Blue Foundry.

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On November 24, 2025, the following e-mail templates, talking points and FAQs were shared with employees of Fulton and Blue Foundry for the purpose of communicating with customers.

Market President Advisory Board Email Template

Sender: Market Presidents

Subject Line: Fulton & Blue Foundry to Merge – Supporting Growth in NJ Market

Today, we are excited to announce that we have signed an agreement stating that Fulton Financial Corporation will acquire Blue Foundry Bancorp. Following the closing, Blue Foundry Bank, the wholly owned subsidiary of Blue Foundry, will merge into Fulton Bank. You can read the press release here.

We expect to close the transaction in Q2 of 2026, at which time we expect to be a $34 billion community bank operating under the Fulton Bank brand name. We believe this is a very positive merger for our customers.

With this transaction, we will become a larger community bank that will be poised to be an even stronger player in the New Jersey market.

Blue Foundry brings a solid northern NJ customer and deposit base, as well as strong talent and key locations that will support our drive for long-term growth.

By expanding our size, our combined customers will have access to even more locations and potentially more product and service options.

We expect systems conversion to be mid-2026. Between transaction closure and systems conversion, Blue Foundry Bank will continue to operate as a separate Fulton Financial subsidiary bank. Following systems conversion (and closing of the bank merger), we will use the name Fulton Bank.

We thank you for your continued support of Fulton Bank! If you have any questions, please feel free to reach out to the chair of your advisory board or me.

Regards,

Name, Title.

Joint Customer/CIO Talking Points

These talking points were developed to help you answer questions from customers about the transaction. It is for internal reference only and not meant to be printed or otherwise distributed directly to customers.

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Today, we are excited to announce that we have signed an agreement stating that Fulton Financial Corporation will acquire Blue Foundry Bancorp. Following the closing, Blue Foundry Bank, the wholly owned subsidiary of Blue Foundry, will merge into Fulton Bank.

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We expect to close the transaction in Q2 of 2026, at which time we expect to be a $34 billion community bank operating under the Fulton Bank brand name. We believe this is a very positive merger for us!

•	With this transaction, we will become a larger community bank that will be poised to be an even stronger player in the New Jersey market.

•	Blue Foundry brings a solid northern NJ customer and deposit base, as well as strong talent and key locations that will support our long-term growth.

•	Fulton brings the security of a well-capitalized regional bank with substantial resources to support team members as well as innovative products and enhanced services for customers.

•	If applicable to customer, add: Fulton also offers a wealth advisory business.

•	By expanding our size, our combined customers will have access to even more locations and potentially more product and service options.

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We expect systems conversion to be mid-2026. Between transaction closure and systems conversion, Blue Foundry Bank will continue to operate as a separate Fulton Financial subsidiary bank. Following systems conversion (and closing of the bank merger), we will use the name Fulton Bank.

•	We thank you for your continued support!

Joint Personal RM/Advisor Email Template to CIO/Customers

RMs/Advisors can slightly personalize the below template to send personal emails (not mass emails) to key customers.

Sender: Fulton or Blue Foundry RMs & Wealth Advisors

Subject Line: Fulton & Blue Foundry to Merge – Supporting NJ Customers!

Hi (CUSTOMER NAME)

Today, we are excited to announce that we have signed an agreement stating that Fulton Financial Corporation will acquire Blue Foundry Bancorp. Following the closing, Blue Foundry Bank, the wholly owned subsidiary of Blue Foundry, will merge into Fulton Bank.

Fulton Bank ($32 billion in assets) has 200 financial centers in NJ, PA, MD, DE and VA. Blue Foundry Bank ($2 billion in assets) has 20 financial centers in northern NJ.

We expect to close the transaction in Q2 of 2026, at which time we expect to be a $34 billion community bank operating under the Fulton Bank brand name. We believe this is a very positive merger for our customers.

With this transaction, we will become a larger community bank that will be poised to be an even stronger player in the New Jersey market.

Fulton brings the security of a well-capitalized regional bank with substantial resources as well as innovative products and enhanced services for customers, including wealth management. Blue Foundry brings a solid northern NJ customer base, strong talent and key locations.

By expanding our size, our combined customers will have access to even more locations and potentially more product and service options.

We expect systems conversion to be mid-2026. Between transaction closure and systems conversion, Blue Foundry Bank will continue to operate as a separate Fulton Financial subsidiary bank. Following systems conversion (and closing of the bank merger), we will use the name Fulton Bank.

We thank you for your continued support! If you have any questions, please feel free to reach out!

Regards,

Name, Title.

Fulton Bank & Blue Foundry: Customer FAQ

These frequently asked questions were developed to help you answer questions from customers about the transaction. It is for internal reference only and not meant to be printed or otherwise distributed directly to customers.

I heard that Fulton Bank bought another bank. What can you tell me about that?

We signed an agreement stating that Fulton Financial Corporation will acquire Blue Foundry Bancorp. Following the closing, Blue Foundry Bank, the wholly owned subsidiary of Blue Foundry, will merge into Fulton Bank.

When will we see changes from this?

Once we receive approvals from Blue Foundry shareholders and Fulton bank regulators, and upon satisfaction of customary closing conditions, Fulton will complete the purchase of Blue Foundry Bancorp, and for a time, the two banks will continue to operate independently. Then, in mid-2026, we expect to consolidate the operations of Blue Foundry Bank into Fulton Bank.

What are the benefits of this acquisition for Fulton Bank customers?

Fulton Bank will expand its presence in northern New Jersey, adding additional financial center locations for greater convenience. We will also be adding to our team of northern New Jersey-based bankers to serve consumer, small business, and commercial customers.

What are the benefits of this acquisition for Blue Foundry customers?

In joining Fulton Bank, Blue Foundry Bank customers will have access to Fulton’s 200 locations across the mid-Atlantic region. Fulton has a comprehensive range of products, and the bank delivers its services with the highly personalized touch of a community bank.

Can I start doing Fulton Bank transactions at Blue Foundry Bank locations?

Not yet. In mid-2026, we will let you know that you have access to even more convenient locations across the region.

Will Blue Foundry be renamed Fulton Bank?

Yes, after the acquisition is approved and completed, Blue Foundry will be converted to Fulton Bank’s systems and will operate with the Fulton Bank brand.

Will any branches be closing?

Members of both organizations will evaluate the locations of financial centers and determine how we can best align to support our customers.

Will we close the Blue Foundry HQ office in New Jersey?

It’s too early to say for sure. The integration team from both organizations will evaluate the existing real estate to assess the best approach to supporting the combined bank’s customers.

Will my account numbers, products, and services change?

Our focus will be on making the transition as easy and simple as possible for all of Blue Foundry customers. Our two organizations will work closely together to determine what products and services will meet the needs of our customers. At the same time, Fulton will bring new services and solutions that customers will likely find valuable in meeting their banking needs. If any changes will be made, we will clearly communicate with Blue Foundry customers.

When my Blue Foundry accounts change to Fulton, will I need to change my direct deposits, get a new debit card and new checks?

It is too early to provide specific information to you related to your accounts. Our approach will be to evaluate the best services for our customers and communicate as early as possible any changes that may be necessary. For now, please continue banking as you have been.

Does Fulton Bank offer online and mobile banking? What changes will I need to make to switch my Blue Foundry accounts to those services?

Yes, Fulton Bank offers a variety of online and mobile banking services to provide convenience for customers. As part of the transition, the Blue Foundry and Fulton teams will review the digital banking services and communicate what services may make sense for you in the future.

Should I transfer my Blue Foundry accounts to Fulton Bank because of this announcement?

No, you do not need to take any action. As part of the merger, we will handle the transition of your accounts from Blue Foundry to Fulton. Please continue banking with Blue Foundry as you have been.

Where are Fulton Bank financial centers located?

The simplest way to locate our offices is by visiting www.fultonbank.com.

What can you tell me about Fulton Bank?

Fulton Bank was founded in Lancaster, PA, in 1882. Since then, it has grown to serve consumers, small businesses, and commercial customers in PA, MD, NJ, DE, VA. Even as it has grown, Fulton Bank has maintained a relationship-based approach to banking, with financial centers in local communities and teams focused on helping customers achieve their financial goals and changing lives for the better. You can learn more at the bank’s website, www.fultonbank.com.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Forward-looking statements can be identified by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “projects,” the negative of these terms and other comparable terminology. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Fulton and Blue Foundry with respect to the proposed business combination between Fulton and Blue Foundry (the “Proposed Transaction”), the strategic benefits and financial benefits of the Proposed Transaction, including the expected impact of the Proposed Transaction on Fulton’s future financial performance (including anticipated accretion to earnings per share and other metrics), and the timing of the closing of the Proposed Transaction. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, the statements are based on current beliefs, expectations and assumptions regarding the future of the businesses of Fulton and Blue Foundry, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Fulton’s and Blue Foundry’s control, and actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not unduly rely on any of these forward-looking statements. All forward-looking statements attributable to Fulton or Blue Foundry, or persons acting on Fulton’s or Blue Foundry’s behalf, are expressly qualified in their entirety by the cautionary statements set forth below. Any forward-looking statement is based only on information currently available and speaks only as of the date when made. Fulton and Blue Foundry undertake no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Factors relating to the Proposed Transaction that could cause or contribute to actual results differing materially from those contained or implied in forward-looking statements or historical performance include, in addition to those factors identified elsewhere in this communication:

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The possibility that revenue or expense synergies and other expected benefits of the Proposed Transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or challenges arising from, the integration of Blue Foundry into Fulton or as a result of the strength of the economy, competitive factors in the areas where Fulton and Blue Foundry do business, or as a result of other unexpected factors or events;

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The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement governing the terms and conditions of the Proposed Transaction;

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The possibility that the Proposed Transaction may not be completed when expected or at all because required regulatory, stockholder or other approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Fulton or Blue Foundry or the expected benefits of the Proposed Transaction);

•	Reputational risks and potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction;

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The dilution caused by Fulton’s issuance of common stock in connection with the Proposed Transaction; diversion of management’s attention and time from ongoing business operations and other opportunities on matters relating to the Proposed Transaction;

•	The outcome of any legal proceedings related to the Proposed Transaction which may be instituted against Fulton or Blue Foundry;

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Unanticipated challenges or delays in the integration of Blue Foundry’s business into Fulton’s business and or the conversion of Blue Foundry’s operating systems and customer data onto Fulton’s may significantly increase the expense associated with the Proposed Transaction; and

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Other factors that may affect future results of Fulton and Blue Foundry, including continued pressures and uncertainties within the banking industry and Fulton’s and Blue Foundry’s markets, including changes in interest rates, price fluctuations as well as other market events, and deposit amounts and composition, increased competitive pressures, operational risks, asset and credit quality deterioration, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which Fulton or Blue Foundry operate, and legislative, regulatory, and fiscal policy changes and related compliance costs.

These factors are not necessarily all of the factors that could cause Fulton’s or Blue Foundry’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Fulton’s or Blue Foundry’s results.

Further information regarding Fulton and Blue Foundry and factors that could affect the forward-looking statements contained herein can be found in Fulton’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov and in the Investor Relations section of Fulton’s website at www.fultonbank.com, and in other documents Fulton files with the SEC and in Blue Foundry’s Annual Report on Form 10-K for the year ended December 31, 2024, which is accessible on the SEC’s website at www.sec.gov and available in the Investor Relations section of Blue Foundry’s website at https://bluefoundrybank.com and in other documents Blue Foundry files with the SEC. Information on these websites is not part of this document.

Additional Information About the Proposed Transaction and Where to Find it

In connection with the Proposed Transaction, Fulton will file a registration statement on Form S-4 with the SEC under the Securities Act to register the shares of Fulton common stock to be issued in connection with the Proposed Transaction that will include a proxy statement of Blue Foundry and a prospectus of Fulton (the “proxy statement/prospectus”) and other relevant documents in connection with the Proposed Transaction. The definitive proxy statement/prospectus will be sent to the stockholders of Blue Foundry seeking their approval of the Proposed Transaction and other related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND STOCKHOLDERS OF BLUE FOUNDRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC BY FULTON OR BLUE FOUNDRY IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus (when it becomes available) and any other documents Fulton and Blue Foundry have filed and will file with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, copies of the proxy statement/prospectus and documents Fulton and Blue Foundry have filed or will file with the SEC that will be incorporated by reference into the proxy statement/prospectus may also be obtained free of charge on Fulton’s website at fultonbank.com or by contacting Matt Jozwiak, Fulton Financial Corporation, One Penn Square, Lancaster, PA 17602 or on Blue Foundry’s website at www.bluefoundrybank.com or by contacting Elyse D. Beidner, Blue Foundry Bancorp, 19 Park Avenue, Rutherford, NJ 07070.

PARTICIPANTS IN THE SOLICITATION

Fulton, Blue Foundry and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Blue Foundry in connection with the Proposed Transaction under the rules of the SEC. Information regarding Fulton’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Fulton’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Director Nominees,” “Executive Officers Who are Not Serving as Directors,” “Corporate Governance and Board Matters” and “Information Concerning Executive Compensation” in Fulton’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April  1, 2025 (available here); and other documents filed by Fulton with the SEC. Information regarding Blue Foundry’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Blue Foundry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March  27, 2025 (available here); in the sections entitled “Principal Shareholders and Stock Ownership of Management,” “Director Information,” “Directors,” “Board Composition,” “Transactions with Certain Related Persons,” “Executive Compensation,” and “Directors’ Compensation” in Blue Foundry’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders which was filed with the SEC on April  10, 2025 (available here); and other documents filed by Blue Foundry with the SEC. To the extent holdings of Fulton common stock by the directors and executive officers of Fulton or holdings of Blue Foundry common stock by directors and officers of Blue Foundry have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Transaction. Free copies of this document may be obtained as described in the preceding paragraph.